Exhibit 99.1

NEWS RELEASE

Contacts: Sara Thatcher Public Relations +1-901-399-2098	Ryan Weispfenning Investor Relations +1-763-505-4626

MEDTRONIC COMPLETES ACQUISITION OF MAZOR ROBOTICS

Company Integrates Robotics and Aims to Make Spine Surgery More Predictable and Transform
Outcomes for Hospitals, Surgeons, and Patients

DUBLIN – December 19, 2018 – Medtronic plc (NYSE:MDT) today announced it has completed the acquisition of Israel-based Mazor Robotics (NASDAQ:MZOR, TASE:MZOR.TZ). Under the terms of the acquisition agreement announced on September 20, 2018, Mazor shareholders will receive $58.50 per American Depository Share, or $29.25 per ordinary share, in cash. The total value of the transaction is reported at $1.64 billion, or $1.34 billion net of Medtronic’s existing stake in Mazor and cash acquired. Medtronic’s acquisition of Mazor ranks among the largest orthopedic deals completed in 2018.

This acquisition strengthens Medtronic’s position as a global innovator in enabling technologies for spine surgery. By combining Medtronic’s market-leading spine implants, navigation, and 3D imaging technology with Mazor’s robotic-assisted surgery systems, Medtronic offers a fully-integrated procedural solution for surgical planning, workflow, execution and confirmation.

“With today’s announcement, in bringing the two companies together Medtronic aims to accelerate the advancement and adoption of robotic-assisted surgery in spine for the benefit of patients, providers, and the healthcare system more broadly,” said Geoff Martha, executive vice president and president of the Restorative Therapies Group at Medtronic. “This is the latest example of our Surgical Synergy strategy, which we believe will transform spine care through procedural solutions that integrate implants, biologics and enabling technologies like navigation, 3D imaging, robotics and powered surgical tools.”

Medtronic believes robotic-assisted surgery can play a transformative role in refining procedures, reducing variability and impacting procedural outcomes in spine surgery. The Mazor X™ Stealth Edition – a co-development effort between Mazor and Medtronic – was recently cleared by the FDA. This new system seamlessly incorporates StealthStation™ software into the Mazor™ X robotic-assisted surgery platform – leveraging the power of two industry-leading technologies to deliver procedural predictability and flexibility through real-time image guidance, visualization and navigation informed by interactive 3D planning and information systems.

“Everything that happens in the operating room depends on the trained medical professionals who are there, and that will never change. However, the Mazor X Stealth Edition gives us a very powerful tool to plan our desired surgical procedure and help make sure the surgery takes place exactly as planned with a high degree of accuracy,” commented Christopher R. Good, M.D. F.A.C.S., spine surgeon, director of Scoliosis & Spinal Deformity and president of Virginia Spine Institute. “Incorporating multiple modalities together, including computerized surgical planning, three-dimensional assessment of spinal anatomy, robotic guidance and live navigation feedback all in one platform leads to a synergy that makes my operating room much smarter.”

Mazor Robotics joins Medtronic’s Neurosurgery business, which is part of the Restorative Therapies Group’s Brain Therapies division.

Financial Highlights

The transaction is expected to be modestly dilutive to Medtronic's fiscal 2019 adjusted earnings per share, but given the current strength of Medtronic's business, the company expects to absorb the dilution. Consistent with its long-term financial objectives, Medtronic projects the acquisition to generate a double-digit return on invested capital (ROIC) by year four, with an increasing contribution thereafter.

Medtronic’s financial advisors for the transaction are Perella Weinberg Partners LP and Goldman Sachs & Co. LLC, with Meitar Liquornik Geva Leshem Tal and Ropes & Gray LLP acting as legal advisors. Mazor's financial advisors are J.P. Morgan Securities LLC and Duff & Phelps LLC, with Kirkland & Ellis LLP and Luchtenstein Levy Wiseman Law office acting as legal advisors.

About Medtronic

Medtronic plc (www.medtronic.com), headquartered in Dublin, Ireland, is among the world’s largest medical technology, services and solutions companies – alleviating pain, restoring health and extending life for millions of people around the world. Medtronic employs more than 86,000 people worldwide, serving physicians, hospitals and patients in more than 150 countries. The company is focused on collaborating with stakeholders around the world to take healthcare Further, Together.

Any forward-looking statements are subject to risks and uncertainties such as those described in Medtronic's periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results.

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